Exhibit 4.58

Summary of the Private Instrument of Second Amendment to Commitment to Purchase and Sale of Real Property, entered into on June 26, 2020, in connection with Fazenda Araucária

Parties: Imobiliária Araucária Ltda., as Seller; Procópio & Oliveira Ltda. - ME, as Buyer; and Brasilagro – Companhia Brasileira de Propriedades Agrícolas as intervening-consenting party.

Purpose: Amend the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 22, 2017, and amended on June 8, 2017, in connection with the sale of 1,360 arable hectares of Fazenda Araucária, in order to (i) modify the payment conditions, considering the default of two installments; (ii) confirm the (a) partial discharge of all amounts paid by Procópio & Oliveira Ltda. – ME until June 26, 2020; and (b) discharge the transferred area.